August 29, 2005

 Meagan Caldwell
 Securities and Exchange Commission
 Mail Stop 7010
 Washington, DC 20549-0510

      RE:  Form 10-K for the fiscal year ended December 31, 2004
           Form 10-Q for the period ended March 31, 2005
           File No. 0-17385

 Dear Ms. Caldwell:

      I am writing this letter in response to your comments regarding the above listed filings. We have made amendments to our filings as requested. Please see below for explanations to each item.

   1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

      Response: We have enclosed on all points, except number 14, the details of the changes.


   2. "Please amend your disclosure to include the information relating to your principal accountant fees and services. Please include this information in Item 14. Refer to the instructions to Form 10-KSB."

      Response: Item 14. Principal Accountant Fees and Services

      For the years ended December 31, 2003 and 2004, the Company's independent auditors, Malone & Bailey, P.C. performed the annual audit and quarterly reviews of the Company's financial statements as well as prepared the annual tax returns. These related costs are listed below:
                                             2003              2004
      Annual audit Fees                 $  37,882.00      $  38,845.00
      Audit related fees-audit reviews      8,975.00         10,740.00
      Tax fees-tax planning, advice         2,300.00          3,890.00


   3. "Please expand your disclosure to discuss the development of your business over the past three years. Refer to Item 101(a) of Regulation S-B."

      Response: The Company's sales have increased over the past three years by $1,953,453, with $1,877,353 of this increase being in 2004. The increase came from two areas, buckle and liscensed sports sales. The reason for the increase in these areas is the rising fashion trend of belt buckles and the increased popularity of Major League Baseball, with a focus on the Boston Red Sox winning the World Series in 2004.


   4. "Please expand your disclosure to include the amount you have spent on research and development for the years ended December 31, 2004 and 2003. Refer to Item 101(b) of Regulation S-B."

      Response:  Item 1 Business
      The research and development cost for 2003 and 2004 were immaterial.


   5. "Please expand your disclosure to include a discussion of your critical accounting estimates. Refer to SEC Release No. 34-48960."

      Response: The accounting of obsolete inventory, which we determine to be material for financial disclosure is as follows: On all raw materials, a one year usage is determined by the previous year's sales, and any quantities that are in excess of one year usage on hand are identified as obsolete.


   6. "Please expand your disclosure to discuss the factors that contributed to the increase in net sales during the period, including any offsetting results these factors may have had with one another. Please include in your discussion factors such as: a.) licensing agreements entered into during the year, including new agreements entered into, terminations of agreements, changes to existing agreements; and b.) changes in product mix or volume, including changes to distribution channels. Please also quantify the impact each of these factors had on your net sales."

      Response:   We obtained license agreements with NASCAR and 18 select
      drivers, the National Football Properties League, Major League Baseball, the National Basketball Association, the National Hockey League, and Colleges and Universities. We have recently added Minor League Baseball, MTV Networks and Giant Merchandising Collection Artists to our list of held licenses. License agreements are periodically renewed, and we do not anticipate significant cancellations or non-renewals. The majority of the license agreements have annual renewals. The remaining license agreements can range from two years to automatic rollover renewals.


   7. "You disclosed that the increase in gross profit was due to the use of obsolete pewter emblems that were previously written down to scrap value. Based on your disclosure in Note 2 regarding items melted down during the year and the 14% increase in net sales during the year, it would appear that the increase in your gross margins would have been greater. Please expand your disclosure to discuss in more detail the factors that contributed to the increase in gross profit during the period, including any offsetting results these factors may have had with one another. Please also quantify the impact each of these factors had on your gross profits."

      Response:   Net income was offset by the 26% increase in royalty
      expense. NFL royalty expense increased by $115,897 as compared to 2003, and MLB royalty expense increased by $62,114 as compared to 2003.


   8. "Please amend your disclosure to include information on your disclosure controls and procedures. Refer to Items 307 and 308 of Regulation S-B."

      Response: 8A. Controls and Procedures
      Item 308 of Regulation S-B does not apply to the company since we are not an accelerated filer.


   9. "Please expand your disclosure to include information regarding your audit committee. Refer to Items 401(e) and (f) of Regulation S-B."

      Response:  Audit Committee
      At this time, the company does not have an audit committee.


  10. "Please expand your disclosure to discuss whether you have adopted a code of ethics. If you have not, please include in your disclosure the reason why you have not done so. Refer to Item 406 of Regulation S-B."

      Response: Item 9.
      Director and Executive officers of the registrant have not adopted a code of ethics at this time.


  11. "Your auditor's report does not opine on the consolidated balance sheet and the related statements of consolidated operations, stockholders' equity, and cash flows for the year ended December 31, 2003. Please amend your filing to include audited financial statements for the aforementioned period. If in fact your Form 10-KSB does include audited financial statements for the above mentioned period, please obtain from your auditors a revised audit opinion, which includes this period and file an amended Form 10-KSB. Refer to Item 310(a) of Regulation S-B."

      Response:  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 To the Board of Directors
    Dyna Group International, Inc.
    New Braunfels, Texas

 We have audited the accompanying consolidated balance sheets of Dyna Group International, Inc., as of December 31, 2004 and 2003 and the related statements of consolidated operations, stockholders' equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of Dyna Group International, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dyna Group International, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

 As discussed in Note 12 to the financial statements, Dyna Group
 International did not consolidate one of its joint ventures and instead accounted for it using the equity method. Accordingly, adjustments have been made as of December 31, 2002, to correct the error.


 MALONE & BAILEY, PC
 www.malone-bailey.com
 Houston, Texas

 February 4, 2005


  12. "Please expand your disclosure to discuss how you record fees associated with the licensing agreements you enter into. In your disclosure please include the amount and the line item that these amounts are recorded in your statements of income for each of the periods presented."

      Response: Licensing fees for the agreements into which Great American enters are included under Royalties listed under Revenue and were collectively $1,097,705 for 2004 and $869,122 for 2003.


  13. "Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1."

      Response:  NOTE 9 - COMMITMENTS AND CONTINGENCIES

 Great American leases its facility under an operating lease agreement with its majority stockholder which expires in 2010. Total rent expense was $215,000 and $222,084 in 2003 and 2004, respectively. Total minimum rental commitments as of December 31, 2004 are as follows: $226,403 in 2005, $237,723 in 2006, $249,609 in 2007 and $826,235 thereafter.

 NOTE 12 - RESTATEMENTS OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

 Consolidation

 Lease/rent expense

 We have restated the year ending December 31, 2003 and 2004, the Balance Sheet as of December 31, 2004, the three months ending
 March 31, 2005 and 2004 and the balance sheet as of March 31, 2005, for this error. This restatement reduced 12/31/2002 retained earnings by $195,576, increased the rent expense $19720 and 9,452 for period ending December 31, 2003 and 2004 respectivefully. Please see footnotes 9 and 12 for further details.


  14. "Your disclosure regarding your basis of presentation indicates that Great American Products owns 40% of Promociones GAP, which it accounts for under the equity method. Great American Products' website indicates that this joint venture was formed for the exclusive production of Great American Products. Please expand your disclosure to explain how you determined these investments would not meet the criteria for consolidation under FIN 46(R). In your discussion, please specifically address the analysis you used in concluding that you lacked any of the three characteristics of a controlling financial interest relating to these investments as discussed in paragraphs 5(a) through 5(c) of FIN 46(R). Please also include in your discussion whether or not substantially all of these activities are conducted your behalf."

      Response: We have determined we should consolidate Promociones GAP because we effectively control Promociones GAP by way of the following:
           a. We are their sole customer
           b. We fund their weekly payroll
      We have determined that FIN46R does not apply to us because we should consolidate anyway under traditional accounting rules, which requires consolidation because we effectively control Promociones GAP per the above. We are unable to present this at this time due to the fact that we are waiting for additional information from Promociones GAP in order to prepare consolidated financial statements


  15. "You disclosed that your lease for the office and manufacturing facility in New Braunfels, TX, expires in 2010. You further disclosed that the building and leasehold improvements are depreciated over 7 to 40 years. Please tell us the accounting guidance you used in determining it was appropriate to amortize your building and leasehold improvements over 7 to 40 years, rather than the shorter of their economic lives or the lease term."

      Response: The building is owned by Dyna Group's majority shareholder. He has guaranteed to extend the lease for that period of time or reimburse Great American for the unamortized cost of the improvements if the lease ever expired before that time. Therefore leasehold improvements were amortized over the shorter of their economic lives or the lease term. Most of the improvements consist of constructing additional warehouse space, which is estimated to maintain serviceability for 40 years.


  16. "The information you have certified to in your Exhibit 31 does not include the most current certification requirements. Please amend your Exhibit 31 to include the certifications required by Item 601 of Regulation S-B. See also SEC Release No. 33-8238. In doing so, please file an amended Form 10-KSB/A in its entirety and include updated certifications. Please provide a separate certification for each principle executive officer and principal financial officer. Refer to Item 601(b) (31) of Regulation S-B. Please also ensure that the signature page of the Form 10-KSB/A has currently dated signatures. Similarly, amend your interim Form 10-QSB in its entirety for the period ended March 31, 2005."

      Response: We provided certifications for each principal executive officer and updated the certifications under Exhibit 31 to the following format:

                                Certification
                                -------------
     Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302
     ---------------------------------------------------------------------
                                    of The
                                    ------
                          Sarbanes-Oxley Act of 2002
                          --------------------------

 I, Roger R. Tuttle, certify that:

 1. I have reviewed this annual report on Form 10-KSB of Dyna Group International, Inc.;

 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report; 4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

 5. The  small  business  issuer's  other  certifying  officers  and  I  have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

 Date:

 By
 ----------------------------------------
 Roger R. Tuttle, Chief Executive Officer



                                Certification
                                -------------
     Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302
     ---------------------------------------------------------------------
                                    of The
                                    ------
                          Sarbanes-Oxley Act of 2002
                          --------------------------

 I, Sandra Tristan, certify that:

 1. I have reviewed this annual report on Form 10-KSB of Dyna Group International, Inc.;

 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report; 4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

 5. The  small  business  issuer's  other  certifying  officers  and  I  have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

 Date:

 By:
 ---------------------------------------
 Sandra Tristan, Chief Financial Officer


  17. "Please address the comments above in your interim Forms 10-Q as well."

      Response: The comments for the 10-KSB have been applied to the 10-QSB where applicable.


  18. "Please expand your notes to your financial statements to include notes for the following: Debt, income taxes, EPS, other comprehensive income and recent accounting standards."

      Response: We respectfully disagree with your request for additional disclosures related to the items below. Regulation 210.10-01(a) (5) allows registrants to presume that users of interim financial information have read or have access to the audited financial statements for the preceding fiscal year. It also allows disclosure that would substantially duplicate the disclosure contained in the most recent annual report, such as accounting policies and practices, details of accounts which have not changed significantly in amount or composition since the end of the most recently completed fiscal year to be omitted. Footnote 1 to the March 31, 2005 financial statements discloses our reliance on this fact and directs the reader to the December 31, 2004 10-KSB. Responses for each requested disclosure are below:

        a. Debt - there were no changes in the terms of this line of credit. The terms are disclosed in the December 31, 2004 10-KSB. Disclosure at March 31, 2005, would duplicate the December 31, 2004 disclosure and only provide information that is already apparent on the balance sheet as of March 31, 2005, and the Statement of Cash Flows for the three months ended March 31, 2005 and 2004.

        b. Income taxes - the accounting policy and details of the account are disclosed in the December 31, 2004 10-KSB. There were no changes to the components of income tax or their accounting for the period. Disclosure at March 31, 2005, would duplicate the December 31, 2004 disclosure and only provide information that is already apparent on the balance sheet as of March 31, 2005, and the Statement of Income and Statement of Cash Flows for the three months ended March 31, 2005 and 2004.

        c. EPS - the accounting policy is disclosed in the December 31, 2004 10-KSB. There were no changes to how the amount is calculated. Disclosure at March 31, 2005, would duplicate the December 31, 2004 disclosure and only provide information that is already apparent on the Statement of Income for the three months ended March 31, 2005 and 2004.

        d. Other Comprehensive Income - this amount is deemed immaterial and insignificant as of March 31, 2005.

        e. Recent Accounting Standards - the accounting policy and relevant information is disclosed in the December 31, 2004 10-KSB. There were no changes to this policy for the first quarter. Disclosure in the March 31, 2005 financial statements would be a duplicate of the December 31, 2004 disclosure.


  19. "Please expand your disclosures to include your accounting policy regarding marketable securities."

      Response: Investments. Investments include marketable equity securities available for sale at their fair value. For the available for sale securities, any unrealized holding gains and losses are excluded from operating results and are recognized as other comprehensive income. The fair values of the securities at period-end are determined based on prevailing market prices. During the year, management may estimate the fair value of securities not regularly traded.


  20. "Please expand your disclosure to discuss significant fluctuations in your assets and liabilities during the period, including, but not limited to the following: inventory, debt, and accounts payable."

      Response:  Liquidity and Capital  Resources
 Accounts payables decreased by $271,489 from December 31, 2003 to 2004. This difference is attributed to higher sales and inventory levels. Our inventory increased by $104,427 from 2003 and 2004. This increase in inventory is from higher levels of purchased materials for early January sales.

      Even though the company had higher sales, accounts receivable increased slightly. This Cashflow enable the company to payoff the current bank credit line plus the note payable to the stockholder.


  21. "You disclosed that the cost of pewter has risen from $2.70 per pound in the first quarter of fiscal 2004 and that the current price per pound is $4.40 per pound. Please expand your disclosure to discuss whether you anticipate the trend of increasing costs related to pewter to continue and how this may affect your results of operations and liquidity."

   Response:   We anticipate the cost of pewter to decrease in the future which will increase our gross profits.

  Regards,

  /s/ Sandra Tristan
  Sandra Tristan, CFO
  Dyna Group International